September 8, 2005

Mr. Jay Mumford
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:	Riverbank Resources
Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-126680

Dear Mr. Mumford:

We represent Riverbank Resources, Inc. (“Riverbank Resources” or the “Company”). We are in receipt of your letter dated September 2, 2005 regarding the above referenced filing and the following are our responses: Summary, page 1

1.	We note your revisions to the summary in response to our prior comments 6 and 12 from our letter dated August 12, 2005. Please revise the summary to:

	•	Identify Mr. Timmins and explain the purpose of his inspection and report,

	•	Describe briefly the scope of Mr. Timmins’ inspection, and

	•	Disclose the amounts paid to Mr. Timmins for his report and to Mr. Lovang for the mining rights to the property.

Answer:
The summary of the SB-2 has been revised to identify Mr. Timmins as our consultant geologist and to explain the purpose of his inspection and report. The SB-2 has been further revised to describe the scope of Mr. Timmins’ inspection and to disclose the amounts paid to Mr. Timmins for his report and to Mr. Lovang for the mining rights to the property.

Risk Factors, page 6

Because of the speculative nature of exploration..., page 7

2.
We note that in response to prior comment 8, you have described risks associated with the remote likelihood that a mining prospect will ever have reserves that meet the requirements of Industry Guide 7. As many investors may not be familiar with the requirements of Industry Guide 7, please expand to describe the requirements of the Guide and explain how this risk could impact investors.

	Answer:	The above-mentioned risk factor has been revised to describe the requirements of the Industry Guide 7 and to explain how this risk could impact investors.

Description, Location and Access, page 17

3.
We note the map you have provided in response to prior comment 13. Please add a map that shows the location and access to your property as the one you have provided is too large to provide such disclosure.

	Answer:	Please be advised that a map has been added to the SB-2 that shows the location and access to the property.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN
GEJ/jr
Enclosure